Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

December 20, 2012

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
High Yield Bond Series – Class S and I
Real Estate Series – Class S and I

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on August 1, 2012 regarding the concentration policy of the High Yield Bond Series and the Fund’s policy regarding the processing of telephone and Internet purchases, as well as subsequent calls on August 31, 2012, and November 27, 2012 further discussing the processing of telephone and Internet purchases.

You had requested that the High Yield Bond Series’ fundamental restriction relating to its concentration policy be revised to reflect that the carve-out for obligations of state or municipal governments applies only to “tax-free” obligations. Because this is a fundamental restriction, which may only be changed with approval of the Series’ shareholders, the Fund’s Board of Directors has approved a new non-fundamental restriction to reflect your requested change. The new non-fundamental policy, which will be incorporated in the next update of the Statement of Additional Information, reads as follows:

The Series may not purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions.

In reference to the disclosure regarding the processing of telephone and Internet purchase orders for the Fund, you requested that we state that purchase orders are processed at the next determined NAV after the order is received, rather than the next business day, to tie the disclosure to Item 11(a)(2) of Form N-1A or the Fund should explain why these orders are not considered to be in good order on the day on which they are received. As discussed with and agreed to by the SEC staff, we will use the following revised disclosure in future filings:

Transaction requests received in good order (i.e., with all required information, and, as relevant, signatures, documentation and upon verification by the Fund of Automated Clearing House (ACH) information) before the close of regular trading on the NYSE on a business day will be executed at that day’s share price.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC